Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of November 12, 2008 and reviewed and approved by the Board of Directors of Canadian Superior Energy Inc. ("Canadian Superior" or the "Company").  This MD&A is a review of the operational results of the Company with disclosure of oil and gas activities in accordance with Canadian Securities Association National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and a review of financial results of the Company based on Canadian Generally Accepted Accounting Principles ("GAAP").  The reporting currency is the Canadian dollar.  This MD&A should be read in conjunction with the unaudited consolidated interim financial statements and accompanying notes for the three and nine months ended September 30, 2008 and the audited consolidated financial statements and MD&A for the year ended December 31, 2007.

Non-GAAP Measures – This MD&A contains the term cash flow from operations and operating netback, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from operations and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt.  Cash flow from operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of the Company's performance.  In the Operating netback and cash flow from operations section of this MD&A, a reconciliation has been prepared of cash flow from operations and operating netback to cash from operating activities, the most comparable measure calculated in accordance with GAAP.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

Forward-Looking Statements – Certain information regarding the Company presented in this document, including management's assessment of the Company's future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risk associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risk, competition from other producers and ability to access capital from internal and external resources, and as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Statements contained in this document relate to forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to current past or future production, development(s), testing, well test results, resource potential and/or reserves, project start-ups and future capital spending.  Forward looking information contained in this document is as of the date of this document. The Company assumes no obligation to update and/or revise this forward-looking information “except as required by law”. Current, past and/or future actual results and/or reported results, estimates, projections, resource potential and/or reserves, interpretations, prognoses, and/or estimated results, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This document may contain the reference to the terms discovery, reserves and/or resources or resource potential discovered and/or undiscovered which are those quantities estimated to be contained in accumulations.  There is no certainty that any portion of these accumulations or estimated accumulations in this document may not change materially; and that, if discovered, in this or any other discovery, the accumulations or estimated accumulations may not be economically viable or technically feasible to produce.

Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements.  Such factors include, among others, those described in the Company’s’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Business of Canadian Superior

Canadian Superior Energy Inc. is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas, and LNG projects, with operations in Western Canada, offshore Nova Scotia, Canada, offshore Trinidad and Tobago, the United States and North Africa.

Canadian Superior Energy Inc.	Q3 2008 MD&A	Page 1

Operating netback and cash flow from operations

	($ thousands)			($ per boe)
Three months ended September 30,	2008	2007	% change	2008	2007	% change
Revenue
Petroleum and natural gas sales	20,739	10,401	99	63.19	42.57	48
Realized losses on financial instruments	(57)	--	n/a	(0.17)	--	n/a
Transportation	(188)	(153)	23	(0.57)	(0.63)	(10)
Royalties	(3,360)	(1,615)	108	(10.24)	(6.61)	55
	17,134	8,633	98	52.21	35.33	48
Operating expenses	4,738	2,624	81	14.44	10.74	34
Operating netback(1)	12,396	6,009	106	37.77	24.59	54
General and administrative	3,613	1,935	87	11.01	7.92	39
Asset retirement expenditures	101	--	n/a	0.31	--	n/a
Interest and other income	(142)	(264)	(46)	(0.43)	(1.08)	(60)
Foreign exchange (gain) loss	(965)	1,366	(171)	(2.94)	5.59	(153)
Interest	459	871	(47)	1.40	3.57	(61)
Current taxes	--	--	n/a	--	--	n/a
Cash flow from operations(1)	9,330	2,101	344	28.42	8.59	231
Changes in non-cash working capital	3,387	(18,218)	119	10.32	(74.57)	114
Cash used by operating activities	12,717	(16,117)	179	38.74	(65.98)	159
(1) Non-GAAP measure

	($ thousands)			($ per boe)
Nine months ended September 30,	2008	2007	% change	2008	2007	% change
Revenue
Petroleum and natural gas sales	62,399	35,277	77	64.77	47.26	37
Realized losses on financial instruments	(536)	--	n/a	(0.56)	--	n/a
Transportation	(613)	(469)	31	(0.64)	(0.63)	2
Royalties	(11,133)	(6,063)	84	(11.56)	(8.12)	42
	50,117	28,745	74	52.01	38.51	35
Operating expenses	11,214	6,491	73	11.64	8.70	34
Operating netback(1)	38,903	22,254	75	40.37	29.81	35
General and administrative	10,131	8,969	13	10.52	12.02	(12)
Asset retirement expenditures	229	--	n/a	0.24	--	n/a
Interest and other income	(452)	(695)	(35)	(0.47)	(0.93)	(49)
Foreign exchange (gain) loss	(1,985)	1,924	(203)	(2.06)	2.58	(180)
Interest	1,733	1,234	40	1.80	1.65	9
Current taxes	--	--	n/a	--	--	n/a
Cash flow from operations(1)	29,247	10,822	170	30.34	14.49	109
Changes in non-cash working capital	729	(14,033)	105	0.76	(18.80)	104
Cash used by operating activities	29,976	(3,211)	1,034	31.10	(4.31)	822
(1) Non-GAAP measure

For the three months ended September 30, 2008, cash flow from operations was $9.3 million compared to $2.1 million in 2007. For the nine months ended September 30, 2008, cash flow from operations was $29.2 million compared to $10.8 million in 2007. The increase is mainly due to higher petroleum and natural gas prices in 2008 and as a result of the acquisition of Seeker Petroleum Ltd. (“Seeker”). In addition, the Company realized higher foreign exchange gains related to the Company’s Trinidad and Tobago “Intrepid” Block 5(c) project. The increase was marginally offset by an increase in general and administrative costs in 2008 compared to 2007.

Canadian Superior Energy Inc.	Q3 2008 MD&A	Page 2

Production
	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Natural gas (mcf/d)	17,268	12,838	17,007	12,866
Crude oil and natural gas liquids (bbls/d)	689	516	682	580
Total Production (boe/d) (6:1)	3,567	2,656	3,516	2,724

Third quarter production averaged 3,567 boe per day and for the nine months ended September 30, 2008, 3,516 boe per day. The increase in production is due primarily to additional production volumes from the acquisition of Seeker and favourable drilling results which more than offset natural declines in existing production.

Petroleum and natural gas sales, net of transportation

	Three months ended September 30		Nine months ended September 30
($ thousands, except where otherwise noted)	2008	2007	2008	2007

Petroleum and natural gas sales, net of transportation
Natural gas	13,640	6,602	42,465	24,802
Realized losses on financial instruments	(57)	--	(536)	--
	13,583	6,602	41,929	24,802
Crude oil and natural gas liquids	6,911	3,646	19,321	10,006
Total	20,494	10,248	61,250	34,808
Average sales price
Natural gas ($/mcf)	8.55	5.59	9.00	7.04
Crude oil and natural gas liquids ($/bbl)	108.99	76.81	103.43	63.00
Total ($/boe)	62.45	41.95	63.57	46.64

For the three months ended September 30, 2008, petroleum and natural gas sales, net of transportation and realized losses on financial instruments (“petroleum and natural gas sales”) were $20.5 million, consisting of $13.6 million in natural gas and $6.9 million of crude oil and natural gas liquids sales. For the nine months ended September 30, 2008, petroleum and natural gas sales were $61.3 million, consisting of $41.9 million in natural gas and $19.3 million of crude oil and natural gas liquids sales.

During the third quarter, Canadian Superior realized an average sales price of $62.45 per boe compared to $41.95 per boe in 2007. For the nine months ended September 30, 2008, the company realized an average sales price of $63.57 per boe compared to $46.64 per boe in 2007.  The increase in petroleum and natural gas sales is due to increased production and higher commodity prices in 2008 compared to the same period in 2007.

At September 30, 2008, the Company had hedged 2,000 GJs per day of natural gas production at $7.05 per GJ for the month of October 2008. The remainder of the Company’s production is sold on the spot market.

Canadian Superior Energy Inc.	Q3 2008 MD&A	Page 3

Royalties

	Three months ended September 30		Nine months ended September 30
($ thousands, except where otherwise noted)	2008	2007	2008	2007

Royalties
Crown	2,556	1,246	8,769	4,741
Freehold and overriding	804	369	2,364	1,322
Total	3,360	1,615	11,133	6,063
Royalties per boe ($)	10.24	6.61	11.56	8.12
Average royalty rate (%)	16.4	15.8	18.2	17.4

Canadian Superior pays royalties to provincial governments, freehold landowners and overriding royalty owners.  Royalties are calculated and paid based on petroleum and natural gas sales net of transportation.  Natural gas and liquids royalties for the nine months ended September 30, 2008 were $11.1 million or 18.2% of total petroleum and natural gas sales compared to $6.1 million or 17.4% in 2007.

Operating expenses

Operating expenses were $4.7 million or $14.44 per boe for the third quarter of 2008 compared to $2.6 million or $10.74 per boe in 2007.  For the nine months ended September 30, 2008, operating expenses were $11.2 million or $11.64 per boe compared to $6.5 million or $8.70 per boe. The increase compared to prior year is mainly due to the higher cost structure of the producing properties acquired in the Seeker acquisition and the completion of scheduled plant turnarounds in 2008.

General and administrative expenses

	Three months ended September 30		Nine months ended September 30
($ thousands, except where otherwise noted)	2008	2007	2008	2007

Gross general and administrative expense	10,349	77	21,268	11,655
Capitalized general and administrative expense	(6,274)	1,858	(11,137)	(2,686)
Net general and administrative expense	3,613	1,935	10,131	8,969
General and administrative expense ($/boe)	11.01	7.92	10.52	12.02

Third quarter general and administrative expense (“G&A”) was $3.6 million or $11.01 per boe compared to $1.9 million or $7.92 per boe in 2007. For the nine months ended September 30, 2008, G&A was $10.1 million or $10.52 per boe compared to $9.0 million or $12.02 per boe in 2007.  The increase from 2007 is mainly due to increased G&A related to the Company’s Liberty LNG project and “Intrepid” Block 5(c) project in Trinidad and Tobago.

Stock based compensation

During the nine months ended September 30, 2008, Canadian Superior incurred stock based compensation expenses of $4.8 million compared to $3.1 million in 2007.

Depletion, depreciation and accretion

Depletion, depreciation and accretion ("DD&A") was $29.8 million or $30.90 per boe for the nine months ended September 30, 2008. The calculation of depletion and depreciation included an estimated $11.9 million (September 30, 2007 - $9.3 million) for future development capital associated with proven undeveloped reserves and excluded $90.4 million (September 30, 2007 - $38.2 million) related to unproved properties and projects under construction or development.  Of the costs excluded $20.4 million (September 30, 2007 - $18.4 million) relates to Western Canada, $8.8 million (September 30, 2007 - $8.7 million) to East Coast Canada, $52.9 million (September 30, 2007 - $11.1 million) to Trinidad and Tobago and $8.3 million (September 30, 2007 – nil) to a liquefied natural gas regasification project in the United States. Canadian Superior’s DD&A per boe is high compared to other exploration and production companies its size, due to significant expenditures incurred to drill and evaluate the

Canadian Superior Energy Inc.	Q3 2008 MD&A	Page 4

Company’s offshore wells in the East Coast of Canada being included in the depletable base with no associated proven reserves reflected.

Income taxes

Canadian Superior’s current and future income taxes are dependent on factors such as production, commodity prices and tax classification of drilled exploration and development wells.  The Company had a future income tax recovery for the nine months ended September 30, 2008 of $0.7 million.

For the nine months ended September 30, 2008, the Company had $221.3 million in tax pools and $3.2 million in non-capital losses that are available for future deduction against taxable income.

September 30
($ thousands)	2008
Canadian exploration expense	32,226
Canadian oil and gas property expense	51,072
Canadian development expense	53,808
Undepreciated capital costs	30,728
Share issue costs	4,991
Foreign exploration expense	47,598
Other	854
Total	221,277

Non-capital losses expire as follows:

($ thousands)
2008	--
2009	--
2010	--
2011 and thereafter	3,190
3,190

Capital expenditures

	Three months ended September 30		Nine months ended September 30
($ thousands)	2008	2007	2008	2007

Acquisitions	6,734	11	7,050	77
Exploration and development	24,567	15,074	54,088	27,184
Plants, facilities and pipelines	755	2,477	1,752	4,493
Land and lease	1,186	1,258	2,899	4,462
Capitalized general and administrative expenses	6,274	771	11,137	5,315
Exploration and development expenditures	39,516	19,591	76,926	41,531
Exploration and development divestitures	--	(41,310)	--	(41,310)
Net capital expenditures	39,516	(21,719)	76,926	221

The Company invested $76.9 million for capital expenditures during the nine months ended September 30, 2008, of which the majority was spent to drill, test and evaluate the “Victory” and “Bounty” wells and the initial drilling of the “Endeavour” well offshore Trinidad.  In addition, the Company drilled 18 gross wells (16.6 net) in Western Canada.

Canadian Superior Energy Inc.	Q3 2008 MD&A	Page 5

Acquisition

On March 26, 2008, Canadian Superior completed the acquisition of Seeker for consideration of approximately $51.6 million.  The purchase was funded through the issuance of common shares of the Company and advances from the credit facility.

The acquisition was accounted for under the purchase method as follows:

Consideration
Cash	22,211
Common shares (7,651,866)	28,465
Transaction costs	887
51,563

Net assets received at fair value
Cash	1,716
Working Capital	(387)
Fair value of financial instruments	(796)
Property, plant and equipment	40,953
Goodwill	10,365
Asset retirement obligation	(1,243)
Future income taxes	955
51,563

Liquidity and capital resources

	September 30	December 31
($ thousands)	2008	2007
Working capital surplus excluding revolving credit facility	26,610	30,447
Revolving credit facility	(43,284)	(17,784)
Working capital surplus (deficit)	(16,674)	12,663

As at September 30, 2008, Canadian Superior had a working capital deficit of $16.7 million.  The Company had drawn $43.3 million against the $45.0 million revolving credit facility (“credit facility”) at a variable interest rate of prime + 1%.  The credit facility is secured by a $100 million first floating charge demand debenture on the assets of the Company and a general security agreement covering all of the assets of the Company.  The credit facility has covenants that require the Company to maintain its working capital ratio at 1:1 or greater, tangible net worth to total liabilities at 1.5:1.0 or greater and tangible net worth at greater than $100 million while the credit facility is outstanding.  The borrowing base of the credit facility is subject to an annual review by the lender.  The Company had $17.9 million in cash and short-term deposits and $14.6 million of term deposits posted as security against the remaining Offshore Nova Scotia work expenditure bids.

The Company generally relies on cash flow from operations, credit facility availability and equity financings to fund its capital requirements and to provide liquidity. Subsequent to September 30, 2008, the Company’s bank advised that it does not anticipate remaining as the Company’s lender indefinitely. The Company is currently reviewing alternatives to replace its existing facility. Cash is primarily used, and will continue to be used, to fund acquisitions, exploration and development of petroleum natural gas properties, expenses for continued operations, G&A costs and/or repayment of principal and interest outstanding on the credit facility. The Company is reviewing strategic alternatives and potential asset dispositions with a view to funding its capital program.

The Company’s cash flow from operations is directly related to underlying commodity prices and production volumes.  A significant decrease in commodity prices or production could materially impact the Company's future cash flow from operations and liquidity.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.  At September 30, 2008, Canadian Superior has

Canadian Superior Energy Inc.	Q3 2008 MD&A	Page 6

hedged 2,000 GJs per day of natural gas production at $7.05 per GJ for the month of October 2008. The remainder of the Company’s production is sold on the spot market.  Management is currently evaluating various options to mitigate its commodity price risk.  The Company’s future liquidity is also dependent on its ability to increase reserves and production through successful drilling activity and acquisitions.

The remainder of the Company’s 2008 exploration and development program will be financed through a combination of cash flow from operations, credit facility utilization, proceeds from equity financings, potential farm outs or joint ventures.

Contingencies and commitments

Nova Scotia

Since 2000, the Company has acquired several exploration licenses from the Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”). Each of these licenses is for a specific period of nine years, subject to certain requirements being met during the first five years or six years.  As a condition of the licenses, the Company is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures.  The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security drilling deposit in an amount of $250,000. The CNSOPB has an additional extension program that allows the six year period to be further extended up to nine years by payment of annual extension fees.  As of September 30, 2008, as a result of the Company incurring certain expenditures and drilling two exploration wells, the Company had fully fulfilled its work expenditures on two of the exploration licenses, allowed three licenses to return to the Crown, extended one license and held the remaining two under the regular licensing process.  At September 30, 2008, the Company’s owned 100% of five exploration licenses that have aggregate work expenditure outstanding of $55.1 million and $14.6 million in term deposits assigned to the Canadian Receiver General through the CNSOPB.

Trinidad and Tobago

The Company is committed to drill three exploration wells on its “Intrepid” Block 5(c) under its Block 5(c) Production Sharing Contract (“PSC”) with the Government of Trinidad and Tobago funded in part by a related party participating on a promoted basis, paying 1/3 of Canadian Superior’s Block 5(c) exploration program, plus other considerations, to obtain 25% of Canadian Superior’s net revenue share from this block; and, also by a non-related party paying approximately 40% of the exploration cost, plus other considerations, for a 30% interest in the Block 5(c) PSC.  The Company has contracted the Kan Tan IV Semi-Submersible Drilling Rig for a three well commitment on the Company’s Trinidad and Tobago “Intrepid” Block 5 (c).  The Company has completed the drilling of the first and second well and is in the process of drilling the final well of the three well program.  The Company estimates that the gross costs to drill the third well to be in the range of US$75.0 million to US$85.0 million.

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result is committed to conducting 3D seismic and to drill two exploration wells on the MG block in a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”).  The first well has to be drilled to a depth of 3,000 meters by January 2010 and the second to a depth of 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be approximately US$15.0 million per well, with the 3D seismic program to be completed in 2009 at a net cost to the Company of approximately US$20.0 million.

Libya/Tunisia

On September 3, 2008, Canadian Superior entered into a production sharing agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil") and also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in Canadian Superior's "Mariner" Block, offshore, Nova Scotia, Canada. Under terms of the EPSA, Canadian Superior has been named Operator for the "7th of November Block".

The exploration work commitment for the first phase (four years) of the seven year exploration period will include three exploration wells, 300 square miles of 3D seismic, and one appraisal well.  As requirement of the EPSA, Canadian Superior will provide a bank guarantee for US$15.0 million to Joint Oil, portions of this guarantee will be reduced by Joint Oil upon Canadian Superior completing specified requirements under the EPSA.  Under the terms of the EPSA, the Company has provided a corporate guarantee and is committed to expend US$49.0 million over the seven year exploration period.

Canadian Superior Energy Inc.	Q3 2008 MD&A	Page 7

Flow-through shares

At September 30, 2008, the Company had yet to incur approximately $8.3 million of Canadian exploration expenses which were renounced for tax purposes.  These expenses must be incurred by December 31, 2008.

Litigation and claims

The Company is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position.  The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

Related parties transactions

During the nine months ended September 30 2008, the Company paid $2.1 million (2007 - $1.3 million), on industry terms, for equipment rentals to a company controlled by an officer and director of Canadian Superior.  Also during 2008, the Company invoiced $0.9 million (2007 - $0.2 million), at market rates, to this related party company for payroll services.

On May 20, 2008, Canadian Superior announced its participation in the proposed development of a liquefied natural gas regasification project in US federal waters offshore New Jersey.  The project will be conducted by Excalibur Energy (USA) Inc., which is a 50/50 joint venture between Canadian Superior and a company controlled and owned by certain officers and directors of Canadian Superior and third parties.  Under the terms of the joint venture agreement Canadian Superior will advance the first US$10.0 million of the pre-construction costs for the project.  Joint venture partners may discontinue their participation in the project at any time by assigning its respective interest to the remaining partners without any additional cost or further action required.  In 2008, Canadian Superior has incurred $8.3 million of costs related to this project.  These transactions were incurred under normal industry terms and conditions.

At September 30, 2008, Canadian Superior carried a receivable in the amount of US$35.0 million (December 31, 2007 – US$19.7 million) from a company which one of Canadian Superior’s officers and directors is a shareholder and was a director until October 23, 2008.  On October 2, 2008, Canadian Superior received payment of US$20.0 million from this company.  The receivable at September 30, 2008 was composed of amounts owed to August 31, 2008 of approximately US$20.0 million, amounts totaling approximately US$8.1 million under dispute with the drilling contractor and testing costs which may become payable depending on the resolution of the disputes and approximately US$6.9 million for drilling costs incurred in September 2008 not billed until October 2008.  These receivables pertain to costs incurred on Canadian Superior’s “Intrepid” Block 5(c) project at Trinidad under normal industry terms and conditions.  On September 23, 2008, Canadian Superior entered into a short-term $14.0 million bridge facility with this company to enable it to close on a $30 million equity financing.  The aggregate principal, if drawn, is to be used to satisfy this company’s share of direct and indirect costs in connection with the exploration program on the “Intrepid” Block 5(c) project in Trinidad.  The interest payable is 10% per annum and any outstanding principal and accrued interest is payable on December 31, 2008 and is to be secured.  The bridge facility is secured by a debenture creating a first priority security interest over all present and after-acquired personal property and a first floating charge over all other present and after-acquired real and personal property of this company.  Upon any draw down of any amounts of the bridge facility this company will issue a predetermined amount of non-transferable warrants to Canadian Superior.   On November 13, 2008, Canadian Superior received US$5.0 million as partial payment of the October 2008 billing and notice that the company intends to draw down on the short term bridge facility in the amount of $1.9 million.

During the three months ended September 30, 2008, the Company paid US$36,225 (2007 – nil) to a director of the Company for corporate services. These transactions were incurred under normal industry terms and conditions.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Share capital

As at November 12, 2008, the Company had 158.1 million Class A common shares and 16.5 million stock options issued and outstanding.

Canadian Superior Energy Inc.	Q3 2008 MD&A	Page 8

Financial Instruments

Cash, short-term investments and Nova Scotia offshore term deposits are classified as financial assets held for trading and are measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Accounts receivable are classified as loans and receivables and are initially measured at their fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Accounts payable, accrued liabilities, revolving credit facility and convertible preferred shares are classified as other liabilities and are initially measured at fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Derivatives are classified as held for trading and measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Risk Management

In order to manage the Company’s exposure to commodity price, interest rate and foreign exchange risk, the Company developed a risk management policy.  Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options.  The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

Credit risk

The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas business under normal industry sale and payment terms and are subject to normal credit risks.  Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.

The Company has accounts receivables with a related party. The Company has various remedies under the agreement should the related party be unable to fulfill its commitments.

Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices and convertible preferred shares are denominated in U.S. dollars. In addition, the Company purchases significant amounts of property, plant and equipment denominated in U.S. dollars for the Company’s Trinidad operations.  At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at September 30, 2008.

Commodity price risk

The Company is exposed to fluctuations in prices for natural gas, crude oil and natural gas liquids, as the majority of the Company's production is currently sold at spot prices that are subject to volatile trading activity.  Commodity prices fluctuate in response to, among other things, domestic and foreign supply and demand, import and export balances, government regulations, weather, and fluctuations in the availability and price of other replacement energy sources.  A significant drop in commodity prices could materially impact the Company's petroleum and natural gas sales, the volume of production it could produce economically, require downward adjustments to proved reserves and could materially impact the Company's financial condition.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.

Canadian Superior Energy Inc.	Q3 2008 MD&A	Page 9

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.  At September 30, 2008, the following commodity price risk contract was in place:

Term	Contract	Volume (GJs/d)	Fixed price	Unrealized gain at September 30, 2008
Feb 1, 2008 – October 31, 2008	Swap	2,000	$7.05	$81

The estimated fair value of this contract was determined based on estimates from a third party broker.

Adoption of new accounting policies

On January 1, 2008, the Company prospectively adopted CICA Section 1535 Capital Disclosures.  This Section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing its capital structure.

On January 1, 2008, the Company prospectively adopted the following two new CICA standards: Financial Instruments - Disclosures (Section 3862) and Financial Instruments - Presentation (Section 3863), which replace Financial Instruments - Disclosure and Presentation (Section 3861).  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward former presentation requirements.

The Canadian Accounting Standards Board has adopted a strategic plan for the direction of accounting standards in Canada.  Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and the Company will be required to report according to IFRS standards for the year ended December 31, 2011.  The Company is currently assessing the impact of the convergence of Canadian GAAP with IFRS on the Company’s results of operations, financial position and disclosures.

Sensitivities

The following sensitivity analysis is provided to demonstrate the impact of changes in commodity prices on 2008 petroleum and natural gas sales and is based on the balances disclosed in this MD&A and the consolidated financial statements for the nine months ended September 30, 2008:

($ thousands)	Petroleum and Natural Gas Sales (1)
Change in average sales price for natural gas by $1.00/mcf	4,660
Change in the average sales price for crude oil and natural gas liquids by $1.00/bbl	187
Change in natural gas production by 1 mmcf/d (2)	2,465
Change in crude oil and natural gas liquids production by 100 bbls/d (2)	2,834

(1)	Reflects the change in petroleum and natural gas sales for the nine months ended September 30, 2008. Balances have not been annualized.
(2)	Reflects the change in production multiplied by the Company’s average sales prices for the nine months ended September 30, 2008.

Quarterly financial summary
($ thousands except per share and production amounts)

	2008			2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Production
Natural gas (mcf/d)	17,268	18,626	15,123	15,366	12,838	11,802	13,984	14,417
Oil and natural gas liquids (bbl/d)	689	766	590	636	516	656	566	770
Total (boe/d)	3,567	3,871	3,110	3,197	2,656	2,623	2,897	3,173

Petroleum and natural gas sales	20,494	24,824	15,932	13,039	10,248	11,961	12,599	13,327
Net income (loss)	(2,117)	(1,589)	(1,863)	(9,129)	(2,865)	2,187	(129)	(4,839)
Earnings (loss) per share - basic	(0.01)	(0.01)	(0.01)	(0.07)	(0.02)	0.02	0.00	(0.04)
Cash flow from operations	9,330	10,723	9,194	3,033	2,101	2,251	6,470	5,409
Cash flow per share - basic	0.06	0.07	0.07	0.02	0.02	0.02	0.05	0.05

Canadian Superior Energy Inc.	Q3 2008 MD&A	Page 10

Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management as appropriate to allow timely decisions regarding public disclosure.

Our management has evaluated the effectiveness of the Company’s disclosure control and procedures as of September 30, 2008. Although significant changes have been implemented since December 31, 2007, our management concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“MI 52-109”), as of September 30, 2008 were not effective to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Management, with oversight from the Audit Committee of the Board of Directors, has been aggressively addressing the aforementioned material weaknesses. During the nine months ended September 30, 2008, the Company appointed a new Chief Financial Officer and Corporate Controller and key additional operational accounting and financial reporting staff, of which a number are Chartered Accountants with Canadian and US financial and regulatory reporting experience..

The Company has completed a comprehensive review, redesign and is well advanced in the internal testing phase of internal controls over financial reporting to ensure effective internal controls related to significant accounts and processes, adequate segregation of duties and safeguarding of monetary assets. Subject to third party verification, management anticipates the Company’s disclosure controls and procedures to be effective for the 2008 year end.

Additional Information

Additional information relating to Canadian Superior is filed on SEDAR and can be viewed at www.sedar.com.  Information can also be obtained by contacting the Company at Canadian Superior Energy Corp., Suite 3200, 500 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6 and on the Company’s website at www.cansup.com.

Canadian Superior Energy Inc.	Q3 2008 MD&A	Page 11